United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 000-29103

ST ASSEMBLY TEST SERVICES LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65

#05-17/20 Tech Point

Singapore 569059

(65) 6824-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ST Assembly Test Services Ltd

By:	/s/ Tan Lay Koon

Name	: Tan Lay Koon
Title	: President & Chief Executive Officer
Date	: April 28, 2004

ST ASSEMBLY TEST SERVICES LTD (STATS)

Notice of Director’s Or Officer’s Change in Interest in STATS Securities

Name of Director or Officer	:	Charles Richard Wofford

Date of notice to STATS	:	27 April 2004

Date of change of shareholding	:	27 April 2004

Name of registered holder	:	Charles Richard Wofford

Circumstances giving rise to change	:	Exercise of options to subscribe for ordinary shares granted under the STATS’ Share Option Plan 1999

Number of ordinary shares of the change	:	45,000

Percentage of issued share capital*	:	0%

Consideration per share	:	20,000 shares at S$0.25 per share 25,000 shares at S$0.42 per share

Summary Table	Before Change		After Change
Number of ordinary shares	60,000	**	105,000
Percentage of issued share capital*	0.01%		0.01%

*	Based on 1,076,796,260 ordinary shares of par value S$0.25 each as of 21 April 2004.
**	60,000 ordinary shares is equivalent to 6,000 American Depositary Shares (“ADSs”) as one ADS represents 10 ordinary shares. Shares are held by me in the form of ADSs.

Information declared by:- /s/ Charles Richard Wofford

Name: Charles Richard Wofford Designation: Chairman Date: 27 April 2004